AMERICAN STEM CELL CORPORATION

11300 West Olympic Blvd., Suite 800

Los Angeles, California 90064

                                                                                                                                                                                                            April 25, 2005

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

                        Re:        American Stem Cell Corporation (the "Company")

                                      Registration Statement on Form SB-2

                                      Filed: September 20, 2005

                                      File No. 333-128439

Ladies and Gentlemen:

        We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company has decided to proceed in a different manner with regard to its business plan and the registration, as proposed in the original filing, is not necessary at this time. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Christopher Dieterich at (310) 312-6888.

        Thank you for your assistance in this matter.

                                                                                                                                                                                          AMERICAN STEM CELL CORPORATION

                                                                                                                                                                                          By: /s/ Ken F. Swaisland

                                                                                                                                                                                          Ken F. Swaisland

                                                                                                                                                                                          Chief Executive Officer and Director